EXHIBIT 21

SUBSIDIARIES OF AIRNET SYSTEMS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Formation

Float Control, Inc.	Michigan
AirNet Management, Inc.	Ohio
Jetride, Inc.	Ohio
Fast Forward Solutions, LLC	Ohio
AirNet Systems Inc.	Ontario, Canada